Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 11, 2012

Relating to Preliminary Prospectus issued October 9, 2012

Registration Statement No. 333-183640

WORKDAY, INC.

Update to Preliminary Prospectus

Issued October 9, 2012

This free writing prospectus relates only to the initial public offering of Class A common stock of Workday, Inc. and should be read together with the preliminary prospectus issued October 9, 2012 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-183640) relating to these securities. On October 11, 2012, Workday filed Amendment No. 3 to the Registration Statement (“Amendment No.  3”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1327811/000119312512420693/d385110ds1a.htm

The following information is set forth in Amendment No. 3 and supplements and updates the information contained in the Preliminary Prospectus.

The following amends certain option grant information in the option grant table on page 60 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Share Based Compensation”.

Option Grant Date	Number of Shares Underlying Options	Exercise Price Per Share	Common Stock Fair Value Per Share
May 2012	3,586,550	$7.05	$12.80
July 2012	406,250	8.55	15.20
August 2012	208,500	8.55	17.90
August and September 2012	879,850	9.20	22.50

The following supplements the discussion on page 63 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Share Based Compensation – May 2012.”

As more fully described in the “—Offering Price” sub-section below, we subsequently reassessed the fair value of our common stock as of May 1, 2012 for financial reporting purposes to be $12.80 per share.

The following supplements the discussion on page 63 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Share Based Compensation – July 2012.”

As more fully described in the “—Offering Price” sub-section below, we subsequently reassessed the fair value of our common stock as of June 30, 2012 for financial reporting purposes to be $15.20 per share.

The following supplements the discussion on page 64 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Share Based Compensation – August, September and October 2012.”

As more fully described in the “—Offering Price” sub-section below, we subsequently reassessed the fair value of our common stock as of July 31, 2012 for financial reporting purposes to be $17.90 per share. Although we previously had used the June 30, 2012 valuation to value the August 8, 2012 grants as the July 31, 2012 valuation had not yet been received, we determined to use the reassessed July 31, 2012 valuation to value the August 8, 2012 grants for financial reporting purposes as it is now closer to a date for which re-assessed fair value has been determined.

The following replaces the discussion on page 64 of the Preliminary Prospectus under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies and Estimates – Share Based Compensation – Offering Price.”

In late September 2012, in consultation with the underwriters, we determined the anticipated initial public offering price range to be $21.00 to $24.00 per share. Subsequently, after a series of meetings with potential investors that took place between October 1 and October 8, the pricing committee of our board of directors met with our managing underwriters and members of senior management and determined that, as a result of the level of interest in our proposed offering from potential investors, we should increase the anticipated initial public offering price range to $24.00 to $26.00 per share.

We believe the difference between the fair value of our common stock for the August and September 8 and 10, 2012 grants, as determined by our board of directors, and the midpoint of the initial public offering price range of $21.00 to $24.00 per share is a result of the following factors:

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the price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our board of directors’ fair value determinations;

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differences in the valuation methodologies, assumptions and inputs used by the underwriters in their valuation analysis discussed with us compared to the valuation methodologies, assumptions and inputs used in the valuations considered by our board of directors; and

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the consideration of our growth prospects and recent financial, trading and market statistics of a broader set of high-growth technology companies, discussed between us and the underwriters as compared to the more narrow prior analysis applied and comparable companies used by the board of directors. Overall, the additional companies considered by the underwriters have higher relative valuations than the comparable companies used in the previous valuation analysis.

In light of the significant differences between the fair value of our common stock for recent grants and the initial public offering price range, in order to determine the appropriate share-based compensation expense for equity awards subsequent to May 1, 2012, we have re-evaluated the assumptions used in our prior contemporaneous valuations that were used to assist the board of directors in its determination of the fair values for equity awards made in May and July of 2012. The reassessed common stock fair values were determined using the same valuation methodologies used previously, however, we revised the group of comparable companies in the market comparable approach as we have determined that it would be more appropriate to reflect the market multiples of high-growth technology companies. We also concluded that using only the future 12 months’ estimated revenue growth rates instead of the prior valuation approach that weighted future growth rates equally with trailing revenue growth rates would be more indicative of fair value given our categorization as a growth company and the proximity to our intended initial public offering. Additionally, we applied a 100% weighting to the market comparable method approach and did not use an income approach. Once we reached a reassessed fair value, we corroborated the results by considering two secondary sales of our securities that were completed in September 2012, in addition to the initial public offering price range.

As a consequence of the re-evaluation of the prior fair value determinations, we have determined that, in order to determine the appropriate share-based compensation expense, the reassessed fair values of our common stock as of May 1, 2012, June 30, 2012, and July 31, 2012 of $12.80, $15.20 and $17.90 per share, respectively, are a better estimate of fair value in relation to the initial public offering price range. Accordingly, we will record incremental share-based compensation expense of approximately $23.0 million over the vesting terms of these awards. We have concluded, however, that the effect of the adjustments for the six months ended July 31, 2012 is not material and we will therefore record an out-of period adjustment of $1.0 million in our quarter ending October 31, 2012 to “catch-up” the amount of share-based compensation expense recognized for these awards to the portion of the awards that had vested as of July 31, 2012.

We expect to recognize total compensation expense of approximately $19.6 million, net of estimated forfeitures, for grants made subsequent to July 31, 2012 of which $2.2 million, $5.0 million, $3.8 million, $3.6 million, $3.3 million and $1.7 million is expected to be recognized during the fiscal years ending January 31, 2013, 2014, 2015, 2016, 2017 and 2018, respectively. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock awards to continue to attract and retain employees.

Workday has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Workday has filed with the SEC for more complete information about Workday and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus may be obtained from the offices of Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014 telephone: 866-718-1649 email: prospectus@morganstanley.com.